

June 23, 2022

WeiQun Chen
Chairman, Chief Executive Officer, and Director
Novagant Corp.
Flat D, 32/F, The Masterpiece, 18 Hanoi Road, Kowloon, Tsim
Sha Tsui, Hong Kong 19801

> **Re: Novagant Corp.**
> **Amendment No. 5 to Registration Statement on Form 10-12G**
> **Filed June 7, 2022**
> **File No. 000-26675**

Dear Mr. Chen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amendment No. 5 to Registration Statement on Form 10-12G filed June 7, 2022

Financial Statements, page F-1

1. We see that you have further revised your financial presentation in response to prior comment one. Please revise the financial presentation and any related disclosures in your initial periodic report on Form 10-Q, covering the quarter ended December 31, 2021, as necessary to be consistent with the approach utilized in the registration statement.

General

2. We note your response to prior comment five and reissue it in part. Please revise to update your disclosure that "[o]n March 24, 2021, the SEC adopted interim final amendments, which will become effective 30 days after publication in the Federal Register, relating to the implementation of certain disclosure and documentation requirements of the HFCAA" to reflect the adoption and effective date of the final amendments.

3. We note your response to prior comment six and reissue it in part. Please revise your disclosures to identify counsel that has provided the consent at Exhibit 23.3.

4. Please revise to update your disclosure in your Explanatory Note and on page 22 that in the event the Chinese authorities subsequently take a position disallowing the PCAOB to inspect your auditor you would need to change your auditor to avoid having your securities delisted. In that regard, we note your disclosure that the PCAOB has determined that it is unable to inspect or investigate completely your auditor.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jenifer Gallagher, Staff Accountant at 202-551-3706 or Karl Hiller, Accounting Branch Chief at 202-551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Liz Packebusch, Staff Attorney at 202-551-8749 or Laura Nicholson, Special Counsel at 202-551-3584 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation